FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Thursday 1 November 2012, London UK - LSE Announcement

Temporary Increase in Conversion Rate for the Human Genome Sciences 3.00% Convertible Senior Notes Due 2018

GlaxoSmithKline plc ("GSK") (LSE: GSK), announced today on behalf of its wholly owned subsidiary Human Genome Sciences ("HGS"),  a temporary increase in the conversion rate applicable to its 3.00% Convertible Senior Notes due 2018 (CUSIP: 444903AN8) (the "notes").  As a result of this increase, any holders that convert notes on or after November 16, 2012 and at or before 5:00 pm, New York City time, December 18, 2012 (referred to as the "Increase Period") will receive conversion consideration based on a conversion rate of 87.1211 (rather than the otherwise applicable conversion rate of 75.0469).

The notes are not currently convertible and will not be convertible prior to commencement of the Increase Period.  Following the Increase Period, the notes will be convertible only if the conditions to conversion contained in the indenture governing the notes are met (which may not occur before August 15, 2018).  If the notes become convertible again at any time following expiration of the Increase Period, conversions at that time will not benefit from the temporarily increased conversion rate announced today.

Following GSK's acquisition of HGS' outstanding stock in a cash transaction, the notes have become convertible (at times at which the conditions to conversion of the notes are met) solely into cash.  As a result, applying the temporarily increased conversion rate, any holders that convert notes during the Increase Period will receive $1,241.475675 in cash per $1,000 principal amount of notes converted.

$494,371,000 principal amount of the notes have been previously converted, and $129,000 principal amount of the notes remain outstanding.

The CUSIP number of the notes is 444903AN8.

V A Whyte
Company Secretary
1 November 2012

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
This communication contains forward-looking statements. GSK cautions readers that any forward-looking statements made by GSK, including those made in this communication, are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a business combination transaction involving GSK and HGS, including future financial and operating results, GSK's plans, objectives, expectations (financial or otherwise) and intentions relating to the business combination and other statements that are not historical facts. Factors that may affect GSK's operations are described under 'Risk factors' in the 'Financial review & risk' section in GSK's Annual Report 2011 included as exhibit 15.2 to GSK's Annual Report on Form 20-F for 2011.

Registered in England & Wales:
No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 01, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc